September 16, 2013

United States Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Ladies and Gentlemen:

We have acted as the Chinese legal counsel to Taxus Pharmaceuticals, Inc., a Nevada corporation (the "Company") and Hongshan Energy Technology Services (Taiyuan) Company, Ltd.红杉能源技术服务（太原）有限公司("Hongshan Energy"), the Chinese subsidiary of the Company.

We have rendered a legal opinion, dated October 17, 2012, regarding the WFOE status of Hongshan Energy and the contractual arrangements between Hongshan Energy, Jinzhong Renji Pharmaceuticals Co., Ltd.晋中仁济药业有限公司("Renji Pharmaceuticals") and Jinzhong Renji Pharmaceuticals Co., Ltd.晋中仁济药业有限公司("Renji Pharmaceuticals")

We hereby consent to the filing of this opinion letter as Exhibit 5 to the Registration Statement and its amendments and to the use of our name under the caption "Legal Matters" in the Prospectus included in the Registration Statement and its amendments. We further consent to the use of certain specific information contained in the registration statement passed upon by us. Such specific information, as presented in the registration statement, includes:

"***Failure to comply with PRC regulations relating to offshore investments by PRC residents may subject our PRC resident shareholders to personal liability, limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary, limit our PRC subsidiary's ability to distribute profits to us or otherwise materially adversely affect us.***

In October 2005, China's State Administration of Foreign Exchange ("SAFE") issued the Notice on Relevant Issues in the Foreign Exchange Control over Financing and Return Investment Through Special Purpose Companies ("SPV") by Residents Inside China, generally referred to as Circular 75, which required PRC residents to register with the competent local SAFE branch before establishing or acquiring control over an SPV for the purpose of engaging in an equity financing outside of China on the strength of domestic PRC assets originally held by those residents. Internal implementing guidelines issued by SAFE, which became public in June 2007 (known as Notice 106), expanded the reach of Circular 75 by (1) purporting to cover the establishment or acquisition of control by PRC residents of offshore entities which merely acquire "control" over domestic companies or assets, even in the absence of legal ownership; (2) adding requirements relating to the source of the PRC resident's funds used to establish or acquire the offshore entity; (3) covering the use of existing offshore entities for offshore financings; (4) purporting to cover situations in which an offshore SPV establishes a new subsidiary in China or acquires an unrelated company or unrelated assets in China; and (5) making the domestic affiliate of the SPV responsible for the accuracy of certain documents which must be filed in connection with any such registration, notably, the business plan which describes the overseas financing and the use of proceeds. Amendments to registrations made under Circular 75 are required in connection with any increase or decrease of capital, transfer of shares, mergers and acquisitions, equity investment or creation of any security interest in any assets located in China to guarantee offshore obligations, and Notice 106 makes the offshore SPV jointly responsible for these filings.

In the case of an SPV which was established, and which acquired a related domestic company or assets, before the implementation date of Circular 75, a retroactive SAFE registration was required to have been completed before March 31, 2006. This date was subsequently extended indefinitely by Notice 106, which also required that the registrant establish that all foreign exchange transactions undertaken by the SPV and its affiliates were in compliance with applicable laws and regulations. Failure to comply with the requirements of Circular 75, as

applied by SAFE in accordance with Notice 106, may result in fines and other penalties under PRC laws for evasion of applicable foreign exchange restrictions. Any such failure could also result in the SPV's affiliates being impeded or prevented from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the SPV, or from engaging in other transfers of funds into or out of China.

Failure to comply with PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability, limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries' ability to distribute profits to us or otherwise materially adversely affect us.

In determining how our Chinese operating entities, including Hongshan Energy, Hongshan Pharmaceuticals, and Renji Pharmaceuticals, which are parties to the contractual arrangements entered in June 2011, might be affected by the application of Circular 75 and Notice 106, we consulted with Shanxi Yingzheng Law Firm, a Chinese law Firm registered and located in Yuci, Shanxi Province, China, and Shanxi Yingzheng Law Firm advised that since Taxus Pharmaceuticals' majority shareholder's sole owner is a non-Chinese resident, he is not required to register with the PRC government authorities before engaging in direct or indirect offshore investment activities. Although Taxus Pharmaceuticals have PRC resident shareholders, however, since they are neither majority shareholder nor control shareholders, they were not required to register with the PRC government authorities, either. Further, Shanxi Yingzheng Law Firm confirmed that as the entities, Hongshan Energy, Hongshan Pharmaceuticals and Renji Pharmaceuticals have satisfied the Chinese legal requirements by completing the registration of equity pledges under the Equity Interest Pledge agreements between Hongshan Energy, Hongshan Pharmaceuticals and Renji Pharmaceuticals. Shanxi Yingzheng Law Firm further confirmed that Circular 75 and Notice 106 only applied to the merger and acquisition of domestic assets, they do not apply to the contractual arrangements between Hongshan Energy, Hongshan Pharmaceuticals and Renji Pharmaceuticals. Currently there is no Chinese law that treats contractual arrangements as the same as merger and acquisition.

Therefore, relying on the legal advice and opinion issued by Shanxi Yingzheng Law Firm, we conclude that we currently comply with the requirements of Circular 75 and Notice 106".

Truly yours,

谢颖

/s/ Ying Xie
Partner
Shanxi Yingzheng Law Firm